     As filed with the Securities and Exchange Commission on May 18, 1999
                                                        Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                               Weeks Corporation
            (Exact name of registrant as specified in its charter)

                                --------------
                Georgia                              58-1525322
    (State or other jurisdiction of     (I.R.S. Employer Identification No.)
    incorporation or organization)

                               Weeks Corporation
                                4497 Park Drive
                            Norcross, Georgia 30093
                                (770) 923-4076
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------
                               A. RAY WEEKS, JR.
                               Weeks Corporation
                                4497 Park Drive
                            Norcross, Georgia 30093
                                (770) 923-4076
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------
                                with a copy to:
                             WILLIAM H. HESS, ESQ.
                                King & Spalding
                          1185 Avenue of the Americas
                           New York, New York 10036
                                (212) 556-2100

                                --------------
  Approximate date of commencement of proposed sale to public: From time to time after the effective date of the Registration Statement.

                                --------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post--effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
 Title of Each Class of                 Proposed Maximum Proposed Maximum
     Securities  to         Amount to    Offering Price      Aggregate        Amount of
     be Registered        be Registered   Per Unit(1)    Offering Price(1) Registration Fee
-------------------------------------------------------------------------------------------
Common Stock, $.01 value
 per share.............     2,359,882        $32.03        $ 75,589,970        $21,014
-------------------------------------------------------------------------------------------
8% Series A Cumulative
 Redeemable Preferred
 Stock.................     1,400,000        $23.75        $ 33,250,000        $ 9,244
-------------------------------------------------------------------------------------------
8.625% Series D
 Cumulative Redeemable
 Preferred Stock.......     2,600,000        $25.00        $ 65,000,000        $18,070
-------------------------------------------------------------------------------------------
  Total................                                    $173,839,970        $48,328

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(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

                                --------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this Prospectus is not complete and may be changed. The + +Selling Shareholders may not sell these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. +
+This Prospectus is not an offer to sell these securities and it is not        +
+soliciting an offer to buy these securities in any state where the offer or   +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY 14, 1999

PROSPECTUS

LOGO
OF WEEKS CORPORATION
APPEARS HERE

                               WEEKS CORPORATION

                        2,659,307 Shares of Common Stock

    1,400,000 Shares of 8.0% Series A Cumulative Redeemable Preferred Stock

   2,600,000 Shares of 8.625% Series D Cumulative Redeemable Preferred Stock

                                  -----------

  Weeks Corporation is a self-administered equity real estate investment trust that manages and conducts its business through Weeks Realty, L.P. The persons listed as our Selling Shareholders in this Prospectus are offering up to 2,659,307 shares of Weeks Common Stock, 1,400,000 shares of Weeks Series A Preferred Stock, and 2,600,000 shares of Weeks Series D Preferred Stock. We will not receive any of the proceeds of any sales of the shares offered by the Selling Shareholders.

  The Selling Shareholders currently own common or preferred units of limited partnership interest in Weeks Realty, L.P. (the "Operating Partnership"), of which our wholly owned subsidiary, Weeks GP Holdings, Inc. ("Weeks GP" or the "General Partner"), owns the sole general partnership interest. These units were issued to the Selling Shareholders in a series of transactions in which they contributed either certain properties or cash to the Operating Partnership.

  The Selling Shareholders may offer their shares through public or private transactions, in the over-the-counter markets, on any exchanges on which our Common Stock or Preferred Stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The shares may be sold directly or through agents or broker-dealers acting as principal or agent, or in block trades or through one or more underwriters on a firm commitment or best efforts basis. The Selling Shareholders may engage underwriters, brokers, dealers or agents, who may receive commissions or discounts from the Selling Shareholders. We will pay substantially all of the expenses incident to the registration of these shares, except for the selling commissions.

  The Selling Shareholders and any underwriters, agents or broker-dealers that participate with the Selling Shareholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the shares may be deemed to be underwriting commissions or discounts under such Act.

  Weeks Common Stock is traded on the New York Stock Exchange under the ticker symbol "WKS." On May , 1999, the closing price of one share of Common Stock as
reported on the NYSE was $   .

  Weeks Series A Preferred Stock is traded on the NYSE. On May , 1999, the closing price of one share of Series A Preferred Stock as reported on the NYSE
was $   .

  We have filed an application to list the Series D Preferred Shares on the NYSE, although there can be no assurance that such shares will be approved for listing.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is       , 1999

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document that we filed with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-732-0330 for further information on the operation of such public reference rooms. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the SEC's web site at http://www.sec.gov. You may also inspect the documents at the NYSE.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13 (c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These documents contain important business information about our company and its financial condition.

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1998;

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

    3. The Company's Current Report on Form 8-K filed with the Commission on March 5, 1999;

    4. The Company's Registration Statement on Form 8-A filed with the Commission on October 9, 1997 registering the Series A Preferred Stock under Section 12(b) of the Exchange Act;

    5. The Company's Registration Statement on Form 8-A filed with the Commission on May 18, 1999 registering the Series D Preferred Stock under
  Section 12(b) of the Exchange Act; and

    6. The Company's Registration Statement on Form 8-A dated August 12, 1994, registering the Common Stock under Section 12(b) of the Exchange Act.

  You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                               Investor Relations
                               Weeks Corporation
                                4497 Park Drive
                            Norcross, Georgia 30093
                                 (770) 923-3221

  This Prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this Prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The Selling Shareholders will not make an offer of the shares in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                            SECURITIES TO BE OFFERED

  This Prospectus relates to the offer and sale from time to time by the holders thereof of up to (i) 2,359,882 shares of Common Stock, (ii) 1,400,000 shares of Series A Preferred Stock, and (iii) 2,600,000 shares of Series D Preferred Stock. These securities are being registered by us as required under the terms of certain registration rights agreements, and we will not receive any proceeds from the sale thereof.

  During 1997 and 1998, the Operating Partnership acquired certain properties from each of (i) GB Partners, Ltd., (ii) PCTC Associates, LLC, (iii) Sanford H. Orkin and Barbara H. Orkin, (iv) The Futrell Properties Limited Partnership No. 1, (v) Thomas M. Beckman and Thomas B. Fowler, Jr., and (vi) Ackerman & Co., each in exchange for common units of limited partnership interest ("Common Units") of the Operating Partnership. The rights associated with the Common Units permit the holders thereof to exchange each Common Unit for one share of Common Stock (subject to certain adjustments). Pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended (the "Partnership Agreement"), our wholly owned subsidiary, Weeks GP Holdings, Inc. ("Weeks GP" or the "General Partner") may elect to pay cash for some or all of the Common Units when these rights are exercised. The amount of such cash payment would be based upon the fair market value of the Common Stock that would have been issued had the General Partner not elected to pay cash. The General Partner, Weeks LP Holdings, Inc., also a wholly owned subsidiary of the Company ("Weeks LP"), or any combination of them has the right to acquire directly any Common Units tendered to the Operating Partnership for exchange, rather than causing the Operating Partnership to exchange such Common Units. As a result, we may from time to time issue up to 266,424 shares of Common Stock upon the acquisition of Common Units tendered for exchange.

  On November 6, 1998, AEW Targeted Securities Fund, L.P. purchased (i) 1,400,000 Series C Preferred Partnership Units (the "Series C Preferred Units") and (ii) a warrant (the "Warrant") to purchase either 1,046,729 shares of Common Stock or 1,400,000 shares of Series A Preferred Stock. The Series C Preferred Units permit the holders thereof, at any time, to exchange the Series C Preferred Units for cash or, at the option of the Operating Partnership, shares of Common Stock. In addition, the Operating Partnership has the right, following certain dates or after certain events, to redeem the Series C Preferred Units for cash, or at the option of the Operating Partnership, shares of Common Stock. Pursuant to the Partnership Agreement, the General Partner may elect to pay cash for the Series C Preferred Units with respect to which the foregoing rights are exercised, and the amount of such cash payment would be based on the capital account balance in the Operating Partnership of each holder of Series C Preferred Units. The General Partner, Weeks LP, or any combination of them has the right to elect to acquire any Series C Preferred Units tendered for exchange or called for redemption, rather than causing the Operating Partnership to exchange or redeem such Units. As a result of the exercise of the Warrant and the exchange or redemption of the Series C Preferred Units, we may from time to time issue up to 1,400,000 shares of Series A Preferred Stock or 2,093,458 shares of Common Stock.

  On November 12, 1998, Goldman Sachs 1998 Exchange Fund, L.P. purchased 2,600,000 Series D Preferred Partnership Units (the "Series D Preferred Units", and together with the Series C Preferred Units, the "Preferred Units"). The Series D Preferred Units permit the holders thereof, following certain dates or after certain events, to exchange each Series D Preferred Unit for one share of Series D Preferred Stock. Pursuant to the Partnership Agreement, the General Partner may elect to pay cash for the Series D Preferred Units with respect to which these rights are exercised. The amount of such cash payment would be based on the capital account balance in the Operating Partnership of each holder. The General Partner, Weeks LP, or any combination of them has the right to elect to acquire directly any Series D Preferred Units tendered to the Operating Partnership for exchange, rather than causing the Operating Partnership to exchange such Units. As a result, we may from time to time issue up to 2,600,000 shares of Series D Preferred Stock upon the acquisition of Series D Preferred Units tendered for exchange.

  The Company will not receive any proceeds from the sale of any of these securities, but will indirectly acquire Common Units or Preferred Units tendered for exchange for which it elects to issue shares. The Company is registering the securities for sale to provide the holders thereof with freely tradeable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES,
           PREFERRED STOCK DIVIDENDS AND PREFERRED UNIT DISTRIBUTIONS

  The following table sets forth the Company's consolidated ratio of earnings to fixed charges, Preferred Stock dividends and Preferred Unit distributions for each of the last five fiscal years and for the three months ended March 31, 1999. With respect to periods prior to August 24, 1994, the Company's consolidated ratio reflects the operating results from the businesses previously conducted by Weeks and its affiliates and predecessors.

                        Jan. 1, 1994  Aug. 24, 1994                                                          Three Months
                             To            To        Year Ended    Year Ended    Year Ended    Year Ended       Ended
                        Aug. 24, 1994 Dec. 31, 1994 Dec. 31, 1995 Dec. 31, 1996 Dec. 31, 1997 Dec. 31, 1998 March 31, 1999
                        ------------- ------------- ------------- ------------- ------------- ------------- --------------
Ratio of earnings to
 fixed charges,
 Preferred Stock
 dividends and
 Preferred Unit
 Distributions:(1).....     1.06x         2.69x         1.96x         1.88x         1.78x         1.34x         1.53x

--------
(1) For purposes of computing the ratio, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before minority interests and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt discounts and issue costs, whether expensed or capitalized. Fixed charges, Preferred Stock dividends and preferred unit distributions consist of fixed charges, dividends on the Company's Preferred Stock and Preferred Unit distributions on the Operating Partnership's Series C and Series D Preferred Partnership Units.

                                  THE COMPANY

  We are a self-administered and self-managed real estate investment trust (a "REIT") that was organized under Georgia law to continue and expand the fully integrated real estate business previously conducted by Weeks and its affiliates. Since 1965, we, together with our affiliates and predecessors, have developed, owned, managed, constructed and acquired primarily institutional-quality industrial and suburban office properties in select suburban markets in the southeast United States and Texas. As of December 31, 1998, we owned 373 properties totaling approximately 31.7 million square feet, including 54 properties that were under development or in lease-up and which were under agreement to acquire. All of these properties are located in Atlanta, Georgia; Nashville, Tennessee; Raleigh-Durham-Chapel Hill, North Carolina; Miami, Orlando, Jacksonville, Ft. Lauderdale and Tampa, Florida; Dallas, Texas; and Spartanburg, South Carolina.

  At December 31, 1998, we also owned or controlled (through agreements to acquire, options and marketing and development agreements) approximately 1,871 net usable acres of undeveloped land located primarily in existing business parks with zoning and infrastructure in place. We believe the development potential of this land could ultimately total approximately 19.6 million square feet (based upon our estimate of the appropriate density and anticipated building types that may be developed, net of land necessary to provide for adequate infrastructure).

  We conduct substantially all of our business through the Operating Partnership. As of December 31, 1998, we owned an approximate 72.9% ownership interest in the Operating Partnership, and the remaining approximate 27.1% limited partnership interest in the Operating Partnership was owned by various individuals and entities (including certain of our officers and directors). Of the 72.9% interest in the Operating Partnership held by us as of December 31, 1998, we owned the sole 1.3% general partnership interest in the Operating Partnership through Weeks GP and a 71.6% limited partnership interest in the Operating Partnership through Weeks LP. As the sole general partner of the Operating Partnership, we have control over the management of the Operating Partnership and over the properties.

  We conduct our third-party service business through two companies: Weeks Realty Services, Inc. which conducts third-party landscape, property management and leasing services, and Weeks Construction Services, Inc. which conducts third-party construction services. We hold 100% of the nonvoting and 1% of the voting common shares of these subsidiaries. The remaining voting common shares are held by three of our executive officers. The ownership of the common shares of these companies entitles us to substantially all (99%) of the economic benefits from the results of their operations.

  We own, develop and operate primarily industrial and suburban office properties, most of which are located in landscaped business park settings. Our business strategy emphasizes high quality properties and tenant service. Our approximately 576 employees have experience and are engaged in virtually every aspect of the real estate business, including development, construction, engineering, design, landscape, leasing, marketing and property management. Our strategy for growth includes intensive management of our properties, developing and acquiring additional properties that are consistent with our existing portfolio, and owning and controlling undeveloped land sufficient to develop new and existing business parks and to meet the expansion and relocation needs of our tenants. We concentrate our activities in a limited number of Sunbelt cities where we believe we can sustain a significant market presence.

  Our Common Stock is listed on the NYSE under the symbol "WKS." Our Series A Preferred Stock is listed on the NYSE, and we intend to file an application to list the Series D Preferred Stock on the NYSE, although there can be no assurance that such shares will be approved for listing. We were incorporated under the laws of Georgia in 1983, and the Operating Partnership is a Georgia limited partnership that was formed in June 1994. Our principal executive offices are located at 4497 Park Drive, Norcross, Georgia 30093, and our telephone number is (770) 923-4076.

  On March 1, 1999, we announced that we had entered into an Agreement and Plan of Merger with Duke Realty Investments, Inc., an Indiana based REIT specializing in industrial and office building development and ownership whose common stock is traded on the NYSE under the trading symbol "DRE" ("Duke"), and that the Operating Partnership had entered into an Agreement and Plan of Merger with Duke Realty Limited Partnership, the operating partnership through which Duke owns and manages its properties ("Duke OP"). These agreements provide for the merger of Weeks with and into Duke and the merger of the Operating Partnership with and into Duke OP. After the effective time of the mergers, Duke will change its name to Duke-Weeks Realty Corporation.

  The consummation of the transactions contemplated by the merger agreements is expected to occur on or about June 30, 1999, and is subject to approval by the stockholders of Duke and our shareholders and satisfaction of certain other customary closing conditions. There can be no assurance that the transactions contemplated by the merger agreements will be consummated. For a more complete description of the pending merger transactions, see the documents incorporated by reference in this Prospectus as described in "Where You Can Find More Information."

                          DESCRIPTION OF CAPITAL STOCK

General

  Under our Restated Articles of Incorporation, as amended (the "Articles"), our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").

  The following statements are brief summaries of certain provisions of our Articles and our Third Amended and Restated Bylaws ("Bylaws"). For more detail you should refer to the Articles and Bylaws which have been filed as exhibits to this Registration Statement or to other reports incorporated by reference to this Prospectus.

Common Stock

  The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors. The Articles do not provide for cumulative voting in the election of directors.

  The shares of Common Stock offered hereby are, and will be, when issued in accordance with the terms of the Partnership Agreement, fully paid and nonassessable and are not, and will not be, subject to preemptive or similar rights. Subject to such preferential rights as may be granted by the Board of Directors in connection with the past or future issuance of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from assets available for distribution to such holders.

  In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on Preferred Stock. The rights of holders of Common Stock are subject to the rights and preferences established by the Board of Directors for any class or series of Preferred Stock described below or that may subsequently be issued by the Company.

  The Common Stock is listed on the NYSE under the symbol "WKS." Wachovia Bank, N.A. is the Company's transfer agent and registrar.

Preferred Stock

  General. Subject to limitations prescribed by Georgia law and the Articles, our Board of Directors is authorized to designate and issue, from our authorized but unissued capital stock, up to 20,000,000 shares of one or more classes or series of Preferred Stock without shareholder approval. Our Board of Directors may affix and determine the preferences, limitations and relative rights of each class or series of Preferred Stock so issued. Because our Board of Directors has the power to establish the preferences, limitations and relative rights of each class or series of Preferred Stock, it may afford the holders in any class or series of Preferred Stock preferences and relative rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of Weeks. Except for the Series A Preferred Shares, which are traded on the NYSE, no shares of Preferred Stock currently are issued and outstanding.

  Series D Preferred Shares. The following summary sets forth the material terms and provisions of our 8.625% Series D Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series D Preferred Shares"). For more detail you should read the applicable provisions of the Articles and the Bylaws. We have not previously issued Series D Preferred Shares, and this Prospectus covers the resale of 2,600,000 shares of Series D Preferred Stock following any issuance of such shares. We have filed an application to list the Series D Preferred Stock on the NYSE, although there can be no assurance that such shares will be approved for listing.

  General. The holders of the Series D Preferred Shares have no preemptive rights with respect to any shares of our capital stock or any of our other securities convertible into or carrying rights or options to purchase any such shares. The Series D Preferred Shares are not subject to any sinking fund or other obligation of Weeks to redeem or retire the Series D Preferred Shares.

  The transfer agent, registrar and dividend disbursing agent for the Series D Preferred Shares is Wachovia Bank, N.A.

  Ranking. With respect to payment of dividends and amounts upon liquidation, dissolution or winding up, the Series D Preferred Shares rank senior to the Common Stock and shall rank equally in all rights with the Series A Preferred Stock.

  While any Series D Preferred Shares are outstanding, we may not authorize, create or increase the authorized amount of any class of security that ranks senior to the Series D Preferred Shares with respect to the payment of dividends or amounts payable upon liquidation, dissolution or winding up, or any class of security convertible into shares of such a class, without the consent of the holders of two-thirds of the outstanding Series D Preferred Shares and Parity Shares (as defined below), voting as a single class. However, we may create additional classes of other stock, increase the authorized number of shares of Preferred Stock or issue series of Preferred Stock ranking on a parity with the Series D Preferred Shares with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a "Parity Share") without the consent of any holder of Series A Preferred Shares. See "--Voting Rights" below.

  Dividends. Holders of the Series D Preferred Shares are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.625% of the liquidation preference per annum (equivalent to $2.15625 per share per annum). Such dividends are cumulative from the date of original issue and are payable quarterly in arrears on the last calendar day (or, if such day is not a business day, the next business day) of each January, April, July and October (each, a "Quarterly Dividend Date"). Any dividends payable on the Series D Preferred Shares for any partial dividend period will be computed on the basis of the actual number of days in such period. Dividends are payable to holders of record as they appear in our records at the close of business on the applicable record date, which is the 15th day of the calendar month in which the Quarterly Dividend Date falls or such other date designated as such by our Board of Directors that is not more than 50 nor less than 10 days prior to such Quarterly Dividend Date (each, a "Record Date"). Accrued and unpaid dividends for any past dividend periods may be declared and paid at any time and for such interim periods to holders of record on the applicable Record Date. Any dividend payment made on the Series D Preferred Shares is credited against the earliest accrued but unpaid dividend due with respect to the Series D Preferred Shares that remains payable.

  No dividends may be authorized by the Board of Directors or paid or set aside for payment if any agreement of the Company prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting aside would constitute a breach thereof or a default thereunder, or if such authorization or payment is restricted or prohibited by law. Dividends on Series D Preferred Shares accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payment or payments on the Series D Preferred Shares that is in arrears. Holders of Series D Preferred Shares are not entitled to any dividends, whether payable in cash, property or shares of stock, in excess of the full cumulative dividends, as described herein, on the Series D Preferred Shares.

  If, for any taxable year, we elect to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code")) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of capital stock (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to holders of Series D Preferred Shares will be in the same portion that the Total Dividends paid or made available to the holders of Series D Preferred Shares for the year bears to the Total Dividends.

  Except as provided in the next sentence, no dividends may be declared or paid on any Parity Shares unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for the payment thereof set aside for such payment on the Series D Preferred Shares for all prior dividend periods. If accrued dividends on the Series D Preferred Shares for all prior dividend periods have not been paid in full, then any dividend declared on the Series D Preferred Shares and on any Parity Shares for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series D Preferred Shares and such Parity Shares.

  We may not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Shares or (ii) redeem, purchase or otherwise acquire for consideration any Junior Shares through a sinking fund or otherwise (other than a redemption or purchase or other acquisition of Common Stock that we make for purposes of our employee incentive or benefit plan or any such plan for any of our subsidiaries), unless
(A) all cumulative dividends with respect to the Series D Preferred Shares and any Parity Shares at the time such dividends are payable have been paid or declared and funds have been set apart for payment of such dividends and
(B) sufficient funds have been paid or declared and set apart for the payment of the dividend for the current dividend period with respect to the Series D Preferred Shares and any Parity Shares.

  Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series D Preferred Shares will be entitled to receive out of our assets legally available for distribution to shareholders a liquidation preference of $25.00 per Series D Preferred Share, plus an amount per Series D Preferred Share equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more.

  Until we have paid the holders of Series D Preferred Shares and Parity Shares their liquidation preference in full, we will not make payment to any holder of Junior Shares upon the liquidation, dissolution or winding up of the Company. If upon any liquidation, dissolution or winding up of the Company, our assets, or proceeds of our assets, distributable among the holders of the Series D Preferred Shares are insufficient to pay in full the amount payable upon liquidation with respect to the Series D Preferred Shares and any other Parity Shares, then we will distribute such assets, or the proceeds, among the holders of Series D Preferred Shares and any such Parity Shares ratably in accordance with the respective amounts which would be payable on those shares if such amounts were paid in full. Neither a consolidation nor a merger between us and another entity, a statutory share exchange by us or a sale, lease or transfer of all or substantially all of our assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

  Redemption. We will not redeem the Series D Preferred Shares prior to November 12, 2003. On and after November 12, 2003, we, at our option, upon publication in a newspaper of general circulation in New York, New York at least once a week for two successive weeks and written notice to the holders of Series D Preferred Shares, may redeem the Series D Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accumulated, accrued and unpaid dividends to the date fixed for redemption, without interest. The redemption price of the Series D Preferred Shares (other than the portion consisting of accrued and unpaid dividends) is payable solely out of proceeds from the sale of our other capital stock, which may include Common Stock, Preferred Stock, depositary shares, interests, participations or other ownership interests in Weeks however designated (other than debt securities convertible into or exchangeable for equity securities), and any rights, warrants or options to purchase any of the foregoing. If fewer than all of the outstanding Series D Preferred Shares are to be redeemed, we will determine the number of shares to be redeemed and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares), by lot or by any other method that we determine in our sole discretion to be equitable.

  Unless we have paid or declared or contemporaneously declared and paid full cumulative dividends on all Series D Preferred Shares and any Parity Shares and a sum sufficient for the payment is set apart for payment for all past dividend periods and the then-current dividend period, we may not redeem or purchase Series D Preferred Shares or Parity Shares except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series D Preferred Shares or Parity Shares, as the case may be.

  We will mail notice of redemption at least 30 days but not more than 90 days before the redemption date to each holder of record of Series D Preferred Shares to be redeemed at the address shown on our stock transfer books. Each notice shall state: (i) the redemption date; (ii) the number of Series D Preferred Shares to be redeemed; (iii) the redemption price per share; (iv) the place or places where certificates for Series D Preferred Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the Series D Preferred Shares will cease to accrue on such redemption date. If we decide to redeem fewer than all Series D Preferred Shares, the notice mailed to each such holder shall also specify the number of Series D Preferred Shares we will redeem from such holder. If we have given notice of redemption of any Series D Preferred Shares and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of Series D Preferred Shares that are being redeemed, then from and after the redemption date, dividends will cease to accrue on the Series D Preferred Shares, such Series D Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

  The holders of Series D Preferred Shares at the close of business on a Record Date are entitled to receive the dividends payable with respect to such Series D Preferred Shares on the corresponding Quarterly Dividend Date notwithstanding the redemption thereof between such Record Date and the corresponding Quarterly Dividend Date or the Company's default in the payment of the dividend due. We will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series D Preferred Shares which have been called for redemption, except as otherwise provided in the preceding sentence or to the extent that such unpaid dividends are included in the redemption price.

  The Series D Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption.

  Voting Rights. Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of Series D Preferred Shares have no voting rights.

  If six consecutive quarterly dividends payable on the Series D Preferred Shares or any Parity Shares are in arrears, whether or not earned or declared, the number of directors then constituting our Board of Directors will be increased by two, and the holders of Series D Preferred Shares, voting together as a class with the holders of any other series of Parity Shares, will have the right to elect two additional directors to serve on our Board of Directors at any annual meeting of shareholders or a properly called special meeting of the holders of the voting Parity Shares until all such dividends and dividends for the current quarterly period on the Series D Preferred Shares and such other voting Parity Shares have been declared and paid or set aside for payment. Such voting rights will terminate when we declare and pay or set aside for payment all such accrued and unpaid dividends. The term of office of all directors so elected will terminate with the termination of such voting rights.

  The approval of two-thirds of the outstanding Series D Preferred Shares and all other Parity Shares similarly affected, voting as a single class, is required in order to (i) amend the Articles to affect materially and adversely the rights, preferences or voting power of the holders of the Series D Preferred Shares or the Parity Shares (except that if such amendment would materially and adversely affect any right, preference, privilege or voting power of the Series D Preferred Shares or another series of Parity Shares that is not enjoyed by the other, then the approval of two-thirds of the holders of all series similarly affected shall be required); (ii) enter into a share exchange that affects the Series D Preferred Shares, or consolidate us with or merge us with another entity, unless in each such case each Series D Preferred Share remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption identical to that of the Series D Preferred Shares (except for changes that do not materially and adversely affect the holders of Series D Preferred Shares); or (iii) authorize, reclassify, create or increase the authorized or issued amount of any shares of any class, or any security convertible into shares of any class, having rights senior to the Series D Preferred Shares with respect to the payment of dividends or the distribution of assets or amounts upon liquidation, dissolution or winding up of our affairs. However, we may create additional classes of Parity Shares and Junior Shares, increase the authorized number of Parity Shares and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Series D Preferred Shares.

  Except as provided above and as required by applicable law, the holders of Series D Preferred Shares are not entitled to vote on any merger or consolidation involving us, on any share exchange or on a sale of all or substantially all of our assets.

  Retirement. Except as otherwise provided in the Articles, all Series D Preferred Shares issued and reacquired by us shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to class or series.

  Conversion. The Series D Preferred Shares are not convertible into or exchangeable for any of our other property or securities at the option of the holder.

  Record Holders. We and our transfer agent may deem and treat the record holder of any Series D Preferred Shares as the true and lawful owner thereof for all purposes, and neither us nor our transfer agent shall be affected by any notice to the contrary.

  Restrictions on Transfer. For information regarding restrictions on ownership of the Series D Preferred Shares, see "Description of Capital Stock-- Restrictions on Transfer."

Certain Charter and Bylaw Provisions

  Shareholders' rights and related matters are governed by the Georgia Business Corporation Code (the "GBCC") and the Articles and the Bylaws. Certain provisions of the Articles and the Bylaws, which are summarized below, may make it more difficult to change the composition of our Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control over us.

  Ownership Limit. The Ownership Limit (as defined in this Prospectus) may have the effect of precluding acquisition of control over the Company by a third party without the consent of our Board of Directors. See "--Restrictions on Transfer."

  Special Meetings. Under the Bylaws, special meetings of the shareholders may be called by shareholders only if such shareholders hold outstanding shares representing more than 50% of all votes entitled to be cast on any issue proposed to be considered at any special meeting.

  Staggered Board of Directors. Under the Articles, our Board of Directors is divided into three classes of directors serving staggered terms. Each class holds office until the third annual meeting for election of directors following the election of such class. The staggered terms for directors may affect the shareholders' ability to change control of the Company.

  Removal of Directors. Under the GBCC, unless otherwise set forth in a corporation's articles of incorporation or in a bylaw adopted by its shareholders, directors serving on a classified board may only be removed by the shareholders for cause. In addition, the Bylaws provide that, subject to the right of the holders of any Preferred Stock then outstanding to elect additional directors under specified circumstances, directors may be removed only for cause upon the affirmative vote of holders of a majority of the shares present and voting. These provisions may render more difficult a change in our control or removal of incumbent management.

  Advance Notice of Director Nominations and New Business. The Bylaws provide that with respect to an annual meeting of shareholders, the proposal of business to be considered by shareholders may be made only (i) by or at the direction of the Board of Directors or (ii) by a shareholder who has complied with the advance notice procedures set forth in the Bylaws. In addition, with respect to any meeting of shareholders, nominations of persons for election to the Board of Directors may be made only (i) by or at the direction of the Board of Directors or (ii) by any shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

  The advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

  Relevant Factors to be Considered by the Board of Directors. The Articles provide that in discharging the duties of their respective positions and in determining what is believed to be in the Company's best interests, the Board of Directors, committees of the Board of Directors, and individual directors, in addition to considering the effects of any action on the Company or our shareholders, may consider the interests of our employees, customers, suppliers and creditors and the employees, customers, suppliers and creditors of our subsidiaries, and all other factors such directors consider pertinent; provided, however, that this provision solely grants discretionary authority to the directors and no constituency shall be deemed to have been given any right to consideration.

Limitation of Directors' and Officers' Liability

  The Articles eliminate, subject to certain exceptions, the personal liability of a director to the Company or our shareholders for monetary damages for breaches of such director's duty of care or other duties as a director. The Articles do not provide for the elimination of, or any limitation on, the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law,
(iii) unlawful corporate distributions or (iv) any transaction from which the director received an improper personal benefit. The Articles further provide that if the GBCC is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by the GBCC, as amended. These provisions of the Articles will limit the remedies available to a shareholder in the event of breaches of any director's duties to such shareholder or the Company.

  Under the Bylaws, we are required to indemnify to the fullest extent permitted by the GBCC any individual made a party to a proceeding (as defined in the GBCC) because he is or was a director or officer of the Company against liability (as defined in the GBCC) incurred in such proceeding, if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. We are required to pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition if (i) such director or officer furnishes us a written affirmation of his good faith belief that he has met the standard of conduct set forth above, and (ii) such director or officer furnishes us a written undertaking, executed personally or in his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification. We may not indemnify a director (i) in connection with a proceeding by us or in our right in which the director was adjudged liable to us, or (ii) in connection with any other proceeding in which he was adjudged liable on the basis that personal benefit was improperly received by him.

Indemnification Agreements

  We have entered into indemnification agreements with each of our directors. The indemnification agreements require, among other things, that we indemnify our directors to the fullest extent permitted by applicable law as enacted or amended, and advance to directors all reasonable expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. We also must indemnify and advance all reasonable expenses incurred by directors seeking to enforce their rights under the indemnification agreements, and cover directors under our directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in the Bylaws, they provide greater assurance to directors that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by our Board of Directors or by our shareholders to eliminate the rights provided thereunder.

Georgia Anti-Takeover Statutes

  The GBCC restricts certain business combinations with "interested shareholders" (as defined below) (the "Business Combination Statute") and contains fair price requirements applicable to certain mergers with certain interested shareholders (the "Fair Price Statute"). In accordance with the provisions of these statutes, we must elect in our Articles or Bylaws to be covered by the restrictions imposed by these statutes. We have not elected to be covered by such restrictions; however, we, by action of the Board of Directors without shareholder approval, may in the future amend the Bylaws to make such an election. Furthermore, shareholders may amend or repeal the Bylaws or adopt new

Bylaws (even though the Bylaws may also be amended or repealed by the Board of Directors) and may also expressly provide that any Bylaw so amended or repealed by them may not be amended or repealed by the Board of Directors.

  The Business Combination Statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, as we do, and where the acquiror became an interested shareholder of the corporation, unless either (i) the transaction resulting in such acquiror becoming an interested shareholder or the business combination received the approval of the corporation's board of directors prior to the date on which the acquiror became an interested shareholder, or (ii) the acquiror became the owner of at least 90% of the outstanding voting shares of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an interested shareholder. For purposes of the Business Combination Statute and the Fair Price Statute, an "interested shareholder" generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The Business Combination Statute prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder. The Business Combination Statute is broad in its scope and is designed to inhibit unfriendly acquisitions.

  The Fair Price Statute prohibits certain business combinations between a Georgia business corporation and an interested shareholder. The Fair Price Statute would permit the business combination to be effected if (i) certain "fair price" criteria are satisfied, (ii) the business combination is unanimously approved by the continuing directors, (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder, or (iv) the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any twelve month period. The Fair Price Statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified "fair price" requirements.

  Pursuant to the GBCC, we cannot, subject to certain exceptions, merge with or sell all or substantially all of our assets, except pursuant to a resolution approved by shareholders holding a majority of the shares entitled to vote on the resolution. In addition, the Partnership Agreement requires that any merger of the Operating Partnership into another entity if the Operating Partnership is not the surviving entity or any sale of all or substantially all of the assets of the Operating Partnership to us or our affiliate be approved by a majority-in-interest of the Limited Partners (other than Weeks LP).

Certain Other Provisions of the Company's Articles and Bylaws

  Certain provisions of the Articles and the Bylaws might discourage certain types of transactions that involve an actual or threatened change in control. The Ownership Limit may delay or impede a transaction or a change in control that might involve a premium price for the Company's capital stock or otherwise be in the best interest of the shareholders. See "--Restrictions on Transfer." Pursuant to the Articles, our Board of Directors is divided into three classes of directors, each class serving staggered three-year terms. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control. Under the GBCC, unless otherwise set forth in the articles of incorporation or in a bylaw adopted by the shareholders, directors serving on a classified board may only be removed by the shareholders for cause. In addition, the Bylaws provide that, subject to the right of the holders of any Preferred Stock then outstanding to elect additional directors under specified circumstances, directors may be removed only for cause upon the affirmative vote of holders of a majority of the shares present and voting. These provisions may render more difficult a change in control or removal of incumbent management. The issuance of Preferred Stock by the Board of Directors also may have the effect of delaying, deferring or preventing a change in control. See "--Preferred Stock--General."

Restrictions on Transfer

  The Articles contain certain restrictions on the number of shares of Common Stock that individual shareholders may own. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year. The capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. To enable the Company to continue to qualify as a REIT, the Articles contain restrictions on the acquisition of capital stock intended to ensure compliance with these requirements (collectively, the "Ownership Limit").

  The Ownership Limit provides that, subject to certain exceptions specified in the Articles, no person (excluding the Weeks Family and the Weeks Siblings, as defined below) may own, actually and constructively under applicable attribution provisions of the Code, more than 7.5% of the outstanding shares of any class of capital stock of the Company. The Ownership Limit also provides that the sisters and brother of A. Ray Weeks, Jr. (the "Weeks Family"), as well as all individuals (other than A. Ray Weeks, Jr.) from whom shares of capital stock would be attributed to such persons under the applicable attribution provisions of the Code, may not actually and constructively own, in the aggregate, more than 10% of the outstanding shares of any class of capital stock of the Company. The Ownership Limit further provides that A. Ray Weeks, Jr. and the Weeks Family (collectively, the "Weeks Siblings"), as well as all individuals from whom shares of capital stock would be attributed to such persons under the applicable attribution provisions of the Code, may not actually and constructively own, in the aggregate, more than 19% of the outstanding shares of any class of capital stock of the Company.

  The Board of Directors may (but in no event will be required to) waive the Ownership Limit with respect to a holder it if determines that such holder's ownership will not then or in the future jeopardize our status as a REIT. The Board of Directors has granted waivers with respect to the Ownership Limit after making such a determination. As a condition to the grant of any such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking or other information from the applicant with respect to preserving our REIT status.

  If any purported transfer of the Company's capital stock or any other event would otherwise result in any person or entity holding shares of the Company's capital stock in excess of the applicable Ownership Limit, then any such purported transfer will be null and void as to that number of shares in excess of such Ownership Limit and the purported transferee (the "Prohibited Transferee") shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. In addition, if any purported transfer of capital stock or any other event would cause us to fail to qualify as REIT under the Code (other than as a result of a violation of the requirement that a REIT have at least 100 shareholders), then any such purported transfer will be null and void as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares.

  Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization that we select (the "Beneficiary"). The trustee of the trust will be empowered to sell such excess shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions that are paid with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Any sales proceeds received by the trust in excess of the amount that must be distributed to a Prohibited Transferee or Prohibited Owner, as the case may be, will be distributed to the Beneficiary.

  Any purported transfer of the Company's capital stock that would otherwise cause the Company to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

  Every owner of more than 1% (or such lower percentage as may be required by the Code or regulations promulgated thereunder ("Treasury Regulations")) of the outstanding shares of our capital stock must file a written notice with us containing the information specified in the Articles within 30 days after December 31 and June 30 of each year. In addition, whenever we demand, each shareholder shall disclose to us in writing such information as we may request in order to determine the effect, if any, of such shareholder's actual and constructive ownership on our status as REIT and to ensure compliance with the Ownership Limit.

  The Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

                              SELLING SHAREHOLDERS

  The following table lists the Selling Shareholders who may sell the securities covered by this Prospectus (the "Secondary Shares"), as well as the number and percentage of shares of Common Stock and Preferred Stock each of them owns. Since the Selling Shareholders may sell all, some or none of their Secondary Shares, no estimate can be made of the actual aggregate number of Secondary Shares that are to be offered hereby or that will be owned by each Selling Shareholder upon completion of the offering to which this Prospectus relates. The number and percentage of shares on the following table represents the number and percentage of shares of Common Stock and Preferred Stock, as applicable, each of the Selling Shareholders holds plus (i) the number of shares of Common Stock into which Common Units and Preferred Units held by such Selling Shareholder may be exchanged (if the Company elects to issue shares of Common Stock rather than pay cash upon such exchange) or issuable upon exercise of the Warrant, and (ii) the number of Preferred Shares into which Preferred Units held by such Selling Shareholder may be exchanged or issuable upon exercise of the Warrant. If necessary we will include other required information about any of the Selling Shareholders in a prospectus supplement.

                                                                                                   Beneficial Ownership
                                                                                                    After the Offering
                                                                                                   (Assuming Exchange of
                         Beneficial Ownership Prior to Offering (Assuming                           Units for Secondary
                        Exchange of Units for Secondary Shares and Exercise                       Shares and Exercise of
                                            of Warrant)                                                  Warrant)
                       ----------------------------------------------------- Number of Number of -------------------------
                                                              Percentage of  Shares of Shares of
                                     Percentage of  Number of   Shares of     Common   Preferred Number of  Percentage of
                        Number of      Shares of    Shares of   Preferred      Stock     Stock   Shares of    Shares of
                        Shares of    Common Stock   Preferred     Stock       Offered   Offered   Common    Common Stock
Name                   Common Stock Outstanding (1)   Stock   Outstanding(1)  Hereby    Hereby     Stock   Outstanding (1)
----                   ------------ --------------- --------- -------------- --------- --------- --------- ---------------
GB Partners,
Ltd(2)...............      18,461          *              --         --         18,461       --       --          *
PCTC Associates,
LLC..................      47,273          *              --         --         47,273       --       --          *
Sanford H. Orkin.....      40,789          *              --         --         40,789       --       --          *
Barbara H. Orkin, as
Trustee of the Sheri
Orkin Life Trust U/A
with Sanford H.
Orkin................       6,798          *              --         --          6,798       --       --          *
Barbara H. Orkin, as
Trustee of the Laurie
Orkin Life Trust U/A
with Sanford H.
Orkin................       6,798          *              --         --          6,798       --       --          *
Barbara H. Orkin, as
Trustee of the
Michael Orkin Life
Trust U/A with
Sanford H. Orkin.....       6,798          *              --         --          6,798       --       --          *
Barbara H. Orkin, as
Trustee of the
Kenneth Orkin Life
Trust U/A with
Sanford H. Orkin.....       6,798          *              --         --          6,798       --       --          *
The Futrell
Properties Limited
Partnership No. 1....      45,895          *              --         --         45,895       --       --          *
Thomas M. Beckman....      28,643          *              --         --         28,643       --       --          *
Thomas B. Fowler,
Jr...................      28,643          *              --         --         28,643       --       --          *
Ackerman & Co........      29,528          *              --         --         29,528       --       --          *
AEW Targeted
Securities Fund,
L.P.(3)..............   2,333,558        8.57%      1,400,000      18.92%    2,093,458 1,400,000  240,100         *
Goldman Sachs 1998
Exchange Fund, L.P...         --           *        2,600,000     100.00%          --  2,600,000      --          *

----
 * Represents less than 1% of the Company's outstanding class of securities
(1) The percentage owned calculations are based on the number of shares of Common Stock and each class of Preferred Stock (assuming issuance of all Secondary Shares) outstanding on May 14, 1999.
(2) GB Partners, Ltd, is a Florida limited partnership, of which Charles D. Graham and Bobby L. Beavers serve as the sole general partners. Mr. Graham has served as a Senior Vice President of the Company since October 27, 1997, and Mr. Beavers has served as a Vice President of the Company since October 27, 1997.
(3) AEW Targeted Securities Fund, L.P. is a partnership of which AEW TSF, L.L.C. is the General Partner. AEW TSF, Inc., a wholly owned subsidiary of AEW Capital Management, L.P., is the manager-member of AEW TSF, L.L.C. AEW Capital Management, Inc. is the general partner of AEW Capital Management, L.P. As such, AEW TSF, L.L.C., AEW TSF, Inc., AEW Capital Management, L.P. and AEW Capital Management, Inc. may be deemed to beneficially own the Common Stock and Preferred Stock referred to in the table above. In addition, AEW Capital Management, L.P. and AEW Capital Management, Inc., also beneficially own 240,100 shares of our Common Stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

Introductory Notes

  The following discussion summarizes the United States federal income tax considerations material to a prospective holder of Common Stock or Preferred Stock. The Company has received a legal opinion from King & Spalding, which has acted as tax counsel to the Company, to the effect that the following discussion fairly summarizes the United States federal income tax considerations that are material to a holder of Common Stock or Preferred Stock and, to the extent such discussion contains statements of law or legal conclusions, such statements and conclusions are the opinion of King & Spalding.

  This discussion is based on current law. It is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local or foreign tax considerations. It does not discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws. As used in this section, the term "Subsidiaries" refers to Weeks Realty Services and Weeks Construction Services and the term "Pass-Through Affiliate" refers to any partnership or limited liability company in which the Operating Partnership owns an interest.

  EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT AND OF THE PURCHASE, OWNERSHIP, AND SALE OF COMMON STOCK AND PREFERRED STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, AND SALE, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

  General. The Company has made an election to be taxed as a REIT under Sections 856 and 860 of the Code commencing with its taxable year that ended on December 31, 1994. The Company has received a legal opinion from King & Spalding to the effect that the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT for its taxable years ended December 31, 1994, 1995, 1996, 1997 and 1998, and that its current organization and method of operation should enable it to continue to qualify as a REIT. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service ("IRS") or any court. Further, King & Spalding's opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to certain relevant factual matters relating to the organization and the past, current and expected future manner of operation of the Company, the Operating Partnership and the Pass-Through Affiliates. Moreover, the Company's continued qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed by the Code and discussed below. King & Spalding will not review compliance with these tests on a continuing basis. No assurance can be given that the Company will satisfy such tests on a continuing basis. See "--Failure to Qualify" below.

  The following is a general summary of the Code provisions that govern the U.S. federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof.

  As a REIT, the Company generally is not subject to U.S. federal corporate income tax on net income that it currently distributes to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. Notwithstanding its REIT election, however, the Company is still subject to U.S. federal income tax in the following circumstances. First, the Company is taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan or lease secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis of such property at such time), and assuming the Company will make an election pursuant to Notice 88-19, such gain will be subject to tax at the highest regular corporate rate applicable (as provided in retroactive IRS regulations that have been announced but have not yet been promulgated).

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. The Company has issued sufficient shares of Common Stock with sufficient diversity of ownership to allow the Company to satisfy requirements (5) and (6). In addition, the Company's Articles provide restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Description of Capital Stock--Restrictions on Transfer". In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company's taxable year is a calendar year.

  In the case of a REIT that owns the stock of a corporation that is a "qualified REIT subsidiary" within the meaning of Section 856(i)(2) of the Code, the subsidiary will not be treated as a separate corporation, and the assets, liabilities, and items of income, deduction, and credit of the subsidiary will be treated as assets, liabilities, and such items of the REIT. Weeks GP and Weeks LP are "qualified REIT subsidiaries" of the Company, so the separate existence of these corporations will be ignored for U.S. federal tax purposes, and the Company will be treated as directly holding the assets and liabilities and receiving the tax items of these subsidiaries. Further, in the case of a REIT that is a partner in an entity that is classified for federal income tax purposes as a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests (as discussed below). Thus, the Company's proportionate share of the assets, liabilities, and items of income of the Operating Partnership and any Pass-Through Affiliate will be treated as assets, liabilities, and items of income of the Company for purposes of applying the requirements described herein.

  Income Tests. To maintain qualification as a REIT, two gross income requirements must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, and from dividends, interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. In addition, for each taxable year ending on or before December 31, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must have represented less than 30% of the REIT's gross income (including gross income from prohibited transactions) for such taxable year. The Taxpayer Relief Act of 1997 repealed the 30% gross income test effective for the Company's taxable year that began on January 1, 1998.

  Rents received by the Company will qualify as "rents from real property" in satisfying the above gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in the relevant geographic region in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, for the Company's taxable years beginning after December 31, 1997, the "independent contractor" requirement does not apply to noncustomary services provided by the Company, the annual value of which does not exceed 1% of the gross income derived from the property with respect to which the services are provided. For this purpose, the noncustomary services may not be valued at less than 150% of the Company's direct cost of providing the services. The Company believes that it does not provide any noncustomary services at its properties other than through qualifying independent contractors, except as permitted by the 1% de minimis exception or to the extent that the amount of resulting nonqualifying income would not cause the Company to fail to satisfy the 95% and 75% gross income tests.

  The Operating Partnership receives rents from a company controlled by Ray Weeks' spouse that may under certain circumstances constitute a Related Party Tenant. The Company also receives certain other types of non-rent income, including its allocable share of any dividends and interest paid by the Subsidiaries to the Operating Partnership (which will qualify under the 95% gross income test but not under the 75% gross income test). The Company believes, however, that the aggregate amount of such income and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

  Any net income derived from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Company believes that no asset owned by the Operating Partnership or any Pass-Through Affiliate is held for sale to customers and that the sale of any Property or development land by such entities is not in the ordinary course of business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and such entities will attempt to comply with the terms of safe harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or such entities will comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of business".

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally are available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "General," even if these relief provisions were to apply, a tax would be imposed with respect to the Company's excess net income. The foregoing relief provisions do not apply in the case of a failure to satisfy the 30% gross income test (which, as noted above, has been repealed commencing with the Company's 1998 taxable year).

  Asset Tests. At the close of each quarter of its taxable year, the Company must also satisfy certain tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership and the Pass-Through Affiliates and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items, and government securities. Second, of the investments excluded from the 75% asset class, the value of any one issuer's debt and equity securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. Debt of an issuer that is secured by real estate assets does not constitute a "security" for purposes of the 5% asset test. The 5% asset test must generally be met for any quarter in which a REIT acquires securities of an issuer or other property. Thus, this requirement must be satisfied not only on the date that the Company initially acquires securities in a Subsidiary, but also each time the Company increases its ownership of securities of a Subsidiary

(including as a result of increasing its interest in the Operating Partnership as limited partners exchange their Units for cash or Common Stock).

  As described above, the Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of the Subsidiaries. The Operating Partnership does not own more than 10% of the voting securities of the Subsidiaries. In addition, based upon its analysis of the estimated value of the debt and equity securities of the Subsidiaries owned by the Operating Partnership relative to the estimated value of the other assets owned by the Operating Partnership, the Company believes that its pro rata share of the debt and equity securities of each Subsidiary held by the Operating Partnership does not exceed 5% of the total value of the Company's assets, although no independent appraisals have been obtained to support this conclusion. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter in which it acquires securities of the Subsidiaries or other property, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the Subsidiaries.

  Clinton Administration's Proposed Changes to REIT Asset Tests. The Clinton Administration's budget proposal announced on February 1, 1999 includes a proposal to amend the 10% voting securities test by prohibiting a REIT from owning more than 10% of the vote or value of any issuer (a "non-qualified REIT subsidiary") other than a qualified REIT subsidiary or another REIT. As proposed, the measure would take effect on the date of enactment. The proposal would provide an exception to the new 10% vote-and-value test, and also to the 5% asset test under current law, for "taxable REIT subsidiaries." One kind of taxable REIT subsidiary, to be called a "qualified business subsidiary," would be allowed to undertake non-tenant related activities that would generate nonqualifying income if performed by a REIT, such as third-party management and development. Another kind of taxable REIT subsidiary, to be called a "qualified independent contractor subsidiary," would be allowed to perform noncustomary and other currently prohibited services with respect to REIT tenants as well as activities that could be performed by a qualified business subsisdiary.

  A number of constraints would be imposed on a taxable REIT subsidiary to ensure that the REIT could not, through a taxable REIT subsidiary, engage in substantial non-real estate activities and also to ensure that the taxable REIT subsidiary pays a corporate level tax on its earnings. First, the value of all taxable REIT subsidiaries owned by a REIT could not represent more than 15% of the value of the REIT's total assets, and within that 15-percent limitation, no more than 5% of the total value of a REIT's assets could consist of qualified independent contractor subsidiaries. Second, a taxable REIT subsidiary would not be entitled to deduct any interest incurred or debt funded directly or indirectly by the REIT. Third, a 100% excise tax would be imposed on certain "excess payments" to ensure arm's length (i) pricing for services provided to REIT tenants and (ii) allocation of shared expenses between the REIT and the taxable REIT subsidiary. Fourth, there would be limitations placed upon intercompany rentals between the REIT and its taxable REIT subsidiary. Certain additional limitations also could apply.

  The Company believes that, if the proposal were to be enacted, the Subsidiaries would qualify as taxable REIT subsidiaries. Accordingly, the Company does not believe that the proposal jeopardizes its ability to qualify as a REIT. Nevertheless, the constraints imposed on taxable REIT subsidiaries that are described above potentially could limit the Subsidiaries' ability to deduct interest and certain other expenses.

  Annual Distribution Requirements. As a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from "foreclosure property" (as defined above under "--Taxation of the Company (General)"), minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

  The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if the amount of nondeductible expenses (such as principal amortization or capital expenditures) exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid paying income tax (but not excise tax) on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

  Information Regarding Stock Ownership. Pursuant to applicable Treasury Regulations, the Company must maintain certain records and request certain information from its shareholders designed to disclose the actual ownership of its stock. The Company intends to comply with these requirements.

Failure to Qualify

  If the Company fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Any distributions made by the Company to shareholders in any year in which the Company fails to qualify will not be deductible by the Company. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is impossible to predict whether the Company would be entitled to such statutory relief.

Taxation of Shareholders

  Taxation of Taxable Domestic Shareholders. As long as the Company continues to qualify as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) are taken into account by them as ordinary income, and corporate shareholders are not eligible for the dividends received deduction as to such amounts. In determining whether distributions are out of earnings and profits, the Company's earnings and profits will be allocated first to the Preferred Stock (to the extent of distributions made in respect thereof), and then to the Common Stock. Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder held his shares. However, corporate shareholders are required to treat up to 20% of certain capital gain dividends as ordinary income. The tax rate applicable to capital gain dividends is described in "Taxation of Shareholders--Capital Gains Rates" below.

  Distributions in excess of current and accumulated earnings and profits are not taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of stock, but rather reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's Common Stock, they are included in income as capital gain, assuming the shares are a capital asset in the hands of the shareholder. The tax rate to which such capital gain will be subject will depend on the shareholder's holding period for his shares. See "Taxation of Shareholders-- Capital Gains Rates" below.

  The Company may elect to treat all or part of its undistributed net capital gain as if it had been distributed to the Company's shareholders. If the Company should make such an election, its shareholders would be required to include in their income as long-term capital gain their proportionate share of the Company's undistributed net capital gain as designated by the Company. The tax rate applicable to such gain is described in "Taxation of Shareholders-- Capital Gains Rates" below. Each such shareholder would be deemed to have paid his proportionate share of the income tax imposed on the Company with respect to such undistributed net capital gain, and this amount would be credited or refunded to the shareholder. In addition, the tax basis of the shareholder's stock would be increased by his proportionate share of undistributed net capital gains included in his income less his proportionate share of the income tax imposed on the Company with respect to such gains.

  Any dividend declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specific date in any such month is treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders do not include in their individual income tax returns any net operating losses or capital losses of the Company.

  In general, any gain or loss realized upon a taxable disposition of shares by a shareholder who is not a dealer in securities will be treated as a capital gain or loss. Lower marginal tax rates for individuals may apply in the case of capital gains depending on the holding period of the shares of Common Stock that are sold. See "Taxation of Shareholders--Capital Gains Rates" below. However, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) is treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

  Capital Gains Rates. For non-corporate taxpayers, the tax rate differential between capital gain and ordinary income may be significant. The highest marginal income tax rate applicable to a non-corporate taxpayer's ordinary income is 39.6%. Any capital gain generally will be taxed to a non-corporate taxpayer at a maximum rate of 20% with respect to capital assets held for more than one year. The tax rates applicable to ordinary income apply to gain attributable to the sale or exchange of capital assets held for one year or less. In the case of capital gain attributable to the sale or exchange of certain real property held for more than one year, an amount of such gain equal to the amount of all prior depreciation deductions not otherwise required to be taxed as ordinary depreciation recapture income will be taxed at a maximum rate of 25%. With respect to distributions designated by a REIT as capital gain dividends (including deemed distributions of retained capital gains), the REIT may designate (subject to certain limits) whether the dividend is taxable to non-corporate shareholders at a 20% or a 25% rate.

  Backup Withholding. The Company reports to its domestic shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "Taxation of Foreign Shareholders" below.

  Taxation of Tax-Exempt Shareholders. The IRS has ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute "unrelated business taxable income" ("UBTI"). The Revenue Reconciliation Act of 1993 (the "1993 Act") has partially preempted this revenue ruling (as discussed below). In those circumstances in which the ruling still applies, distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the Common or Preferred Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. Revenue rulings are interpretative in nature and subject to revocation or modification by the IRS.

  In applying the stock ownership test of Section 856(h) of the Code, the 1993 Act treats beneficiaries of certain pension trusts as holding the shares of a REIT in proportion to their actuarial interests in such trust, thus permitting affected pension trusts to acquire more concentrated ownership of a REIT. However, a pension trust that owns more than 10% of a REIT must now treat a percentage of the dividends as UBTI (the "UBTI Percentage") under certain circumstances. The UBTI Percentage is determined by dividing (i) the gross income of a REIT, less related direct expenses, that would be considered to be derived from an unrelated trade or business if the REIT were a pension trust by
(ii) the gross income of the REIT, less related direct expenses, for the year in which the dividends are paid. The UBTI rule would apply to a pension trust that owns more than 10% of the value of the REIT's stock only if (a) the UBTI Percentage is at least 5%, (b) the REIT qualifies as a REIT by reason of the above modification of the stock ownership test, and (c) either one pension trust owns more than 25% of the value of the REIT's stock or a group of pension trusts individually owning more than 10% of the value of the REIT's stock collectively own more than 50% of the value of the REIT's stock.

  Taxation of Foreign Shareholders. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex, and no attempt is made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of U.S. federal, state, and local income tax laws with regard to an investment in Common or Preferred Stock, including any reporting requirements.

  Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends are treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily are subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. However, if income from the investment in the shares of capital stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally is subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax if the shareholder is a foreign corporation). The Company withholds U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Shareholder that are not designated as capital gain dividends unless (i) a lower treaty rate applies and the required form, if any, evidencing eligibility for that reduced rate is filed with the Company or
(ii) the Non-U.S. Shareholder files an IRS Form 4224 (or W-8ECI) with the Company claiming that the distribution is "effectively connected" income. The Treasury Department issued final regulations in October 1997 that will modify the manner in which the Company complies with its obligations to withhold against distributions to Non-U.S. Shareholders. The new regulations currently provide that they will be effective for payments made after December 31, 1999, subject to certain transition rules. In IRS Notice 99-25, however, the IRS announced that the Treasury Department and the IRS intend to amend the new regulations by delaying the effective date so that the new regulations will apply to payments made after December 31, 2000, subject to certain transition rules. Prospective investors should consult their own tax advisors as to the effect, if any, of the new regulations on their purchase, ownership and disposition of the Common or Preferred Stock.

  Distributions in excess of current and accumulated earnings and profits of the Company are not taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of capital stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they give rise to tax liability if the Non-U.S. Shareholder is otherwise subject to tax on any gain from the sale or disposition of his shares of capital stock as described below. If it cannot be determined at the time a distribution is made whether or not such distribution is in excess of current and accumulated earnings and profits, the distribution is subject to withholding at the rate applicable to dividends. The Company is required to withhold 10% of any distribution to a Non-U.S. Shareholder in excess of the Company's current and accumulated earnings and profits. Accordingly, although the Company intends to withhold at a rate of 30% on the entire amount of the distribution, to the extent that the Company does not do so, any portion of the distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%. The Non-U.S. Shareholder may seek a refund of such amounts from the IRS to the extent that the amount withheld from such distribution was, in fact, in excess of the U.S. income tax due with respect to such distribution.

  For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the FIRPTA provisions of the Code (described below) as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Shareholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. The Company is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by the Company as a capital gain dividend. The amount withheld is creditable against the Non-U.S. Shareholder's U.S. federal income tax liability.

  Gain recognized by a Non-U.S. Shareholder upon the sale or exchange of Common or Preferred Stock generally will not be subject to U.S. tax unless the stock constitutes a "United States real property interest" within the meaning of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). The Company's stock will not constitute a "United States real property interest" so long as the Company qualifies as a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held, directly or indirectly, by Non-U.S. Shareholders. Because the Company is publicly traded, there can be no assurance that the Company will qualify as a domestically controlled REIT. If the Company does not qualify (or ceases to qualify) as a domestically controlled REIT, whether gain arising from the sale or exchange of stock by a Non-U.S. Shareholder would be subject to U.S. tax under FIRPTA will depend on whether the stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange) and on the size of the selling Non-U.S. Shareholder's interest in the Company.

  If gain on the sale or exchange of the Company's stock were subject to tax under FIRPTA, then (i) the Non-U.S. Shareholder would be subject to regular U.S. income tax with respect to such gain in the same manner as a U.S. shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and (ii) the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price unless the purchased stock was "regularly traded" on an established securities market.

  Notwithstanding the foregoing, gain from the sale or exchange of stock not otherwise taxable under FIRPTA will be subject to U.S. tax if (i) the investment in the stock is treated as effectively connected with a U.S. trade or business of a Non-U.S. Shareholder, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the individual will be subject to a 30% tax on the individual's capital gains.

Other Tax Considerations

  Tax Status of Operating Partnership and Other Pass-Through Entities; Effect on REIT Qualification. All of the Company's investments are made through the Operating Partnership, which in turn holds interests in the Pass-Through Affiliates. The Company has received a legal opinion from King & Spalding to the effect that the Operating Partnership and each Pass-Through Affiliate that is not 100% beneficially owned by the Operating Partnership will be treated for U.S. federal income tax purposes as partnerships (and not as associations taxable as corporations). Each Pass-Through Affiliate that is 100% beneficially owned by the Operating Partnership is disregarded for federal income tax purposes. If the Operating Partnership were treated as an association taxable as a corporation, the Company would fail the 75% asset test (in addition to the 5% asset test and, likely, the 10% voting securities test). Further, if the Pass-Through Affiliates were treated as taxable corporations, then the Company would likely fail to qualify as a REIT under the 10% voting securities test, and would also fail to qualify under the 5% test if the value of the Company's interest in a Pass-Through Affiliate (through the Operating Partnership) exceeded 5% of the value of the Company's assets. Furthermore, in such a situation, distributions from such partnerships would be treated as dividends, which do not represent qualifying income under the 75% gross income test described above and which could therefore make it more difficult for the Company to meet such test. In addition, the Company would not be able to deduct its share of any losses generated by such partnerships in computing its taxable income, which would make it more difficult to satisfy the REIT distribution requirements. See "--Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year.

  Depreciation. The Operating Partnership's initial income tax basis in the properties acquired in exchange for Units generally is the same as the transferor's basis in such Property on the date of acquisition by the Operating Partnership, except to the extent that gain is recognized by the transferor in connection with the transfer. The Operating Partnership generally depreciates such Properties under the alternative depreciation system of depreciation ("ADS"), using a 40-year recovery period and the straight-line method with respect to the building and structural components of such properties. The Operating Partnership's tax depreciation deductions will be allocated among the partners in accordance with their respective percentage interests in the Operating Partnership, except as otherwise required pursuant to Section 704(c) of the Code.

  State and Local Taxes. The Company, the Operating Partnership, the Pass-Through Affiliates, the Subsidiaries and the Company's shareholders may be subject to taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common or Preferred Stock.

                              PLAN OF DISTRIBUTION

  This Prospectus relates to the offer and sale from time to time by the holders thereof of up to
(i) 2,359,882 shares of Common Stock, (ii) 1,400,000 shares of Series A Preferred Stock, and
(iii) 2,600,000 shares of Series D Preferred Stock if, and to the extent that, the holders exchange their Units or exercise the Warrant. The Company has registered the foregoing Secondary Shares for sale to provide the holders thereof with freely tradeable securities, but registration of such shares does not necessarily mean that any of such shares will be issued by the Company or offered or sold by the holders thereof.

Offer and Sale of Shares

  Any of the Selling Shareholders or their pledgees, donees, transferees or other successors in interest, may from time to time, in one or more transactions, sell all or a portion of the shares in such transactions at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the Selling Shareholders and, at the time of such determination, may be higher or lower than the market price of the shares on the NYSE. If the Selling Shareholders effect transactions by selling shares to or through underwriters, brokers, dealers or agents, these underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from a Selling Shareholder or from purchasers of shares for whom they may act as agents, and underwriters may sell shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The Selling Shareholders and any brokers, dealers or agents that participate in the distribution of the shares may be deemed to be underwriters, and any profit on the sale of the shares by them and any discounts, concessions or commissions received by any underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Under agreements that may be entered into by us, underwriters, brokers, dealers and agents who participate in the distribution of shares may be entitled to indemnification by Weeks against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, brokers, dealers or agents may be required to make in respect thereof. The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one of more underwriters on a firm commitment or best-efforts basis.

  The Selling Shareholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares in the following manner:

 . on the NYSE or other exchanges on which the shares are listed at the time of sale;

 . in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price;

 .  in underwritten offerings;

 .  in privately negotiated transactions;

 . in a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

 . a broker or dealer may purchase as principal and resell such shares for its own account pursuant to this Prospectus;

 .  an exchange distribution in accordance with the rules of the exchange;

 . ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

 .  through any combination of the above.

  The Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of our stock in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders may also enter into options or other transactions with broker-dealers or other financial institutions of the shares offered hereby, which securities the broker-dealers or other financial institutions may resell pursuant to this Prospectus (as supplemented or amended to reflect the transaction).

  The Selling Shareholders may accept and, together with any agent of the Selling Shareholders, reject in whole or in part any proposed purchase of the shares offered by this Prospectus. We will not receive any proceeds from the offering of shares by the Selling Shareholders.

Prospectus Supplement Regarding Sales

  To the extent required, we will set forth in a prospectus supplement accompanying this Prospectus, or, if appropriate, in a post-effective amendment, the following information: (i) the amount of the shares of Common Stock or Preferred Stock, as applicable, to be sold; (ii) purchase prices;
(iii) public offering prices; (iv) the names of any agents, dealers or underwriters; and (v) any applicable commissions or discounts with respect to a particular offer.

Compliance with State Securities Laws

  We have not registered or qualified the shares offered by this Prospectus under the laws of any country, other than the United States. In certain states, the Selling Shareholders may not offer or sell their shares unless (i) we have registered or qualified such shares for sale in such states or (ii) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such state securities laws, the Selling Shareholders can offer and sell their shares only through registered or licensed brokers or dealers.

Rule 144

  The Selling Shareholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided such shareholder meets the criteria and conforms to the requirements of such Rule.

Payment of Expenses

  We will pay substantially all of the expenses related to the registration of the shares of offered by this Prospectus. The Selling Shareholders will pay any sales commissions or other seller's compensation applicable to such transactions.

                                USE OF PROCEEDS

  We are registering the shares offered by this Prospectus for the account of the Selling Shareholders identified in the section of this Prospectus entitled "Selling Shareholders." All of the net proceeds from the sale of the shares will go to the Selling Shareholders who offer and sell their shares of stock. We will not receive any part of the proceeds from the sale of such shares.

          SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

  In addition to historical information, we have made forward-looking statements in this Prospectus and in the documents incorporated by reference in this Prospectus, such as those pertaining to our capital resources, portfolio performance and result of operations. "Forward-looking statements" are projections, plans, objectives or assumptions about Weeks. Forward-looking statements involve numerous risks and uncertainties and you should not place undue reliance on such statements since there can be no assurance that the events or circumstances reflected in these statements will actually occur. Certain such forward-looking statements can be identified by use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology, by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to successfully integrate acquired properties and operations, risks and uncertainties affecting property development and construction (including, without limitation, construction delays, costs overruns, inability to obtain necessary permits and public opposition to such activities), failure to qualify as a REIT under the Code, environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. Our success also depends upon economic trends generally, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed in our other filings made with the SEC. We assume no obligation to update forward-looking statements.

                                 LEGAL MATTERS

  The validity of the securities offered by the Selling Shareholders, will be passed upon for the Company by King & Spalding, Atlanta, Georgia. George D. Busbee, a director of the Company, is of counsel to King & Spalding.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedule of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 incorporated by reference in this Prospectus and the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such report.

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 No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Where You Can Find More Information......................................   2
Securities to be Offered.................................................   3
Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock
 Dividends...............................................................   4
The Company..............................................................   5
Description of Capital Stock.............................................   7
Selling Shareholders.....................................................  16
Federal Income Tax Considerations........................................  18
Plan of Distribution.....................................................  29

Use of Proceeds..........................................................  30
Special Note of Caution Regarding Forward-Looking Statements.............  30
Legal Matters............................................................  31
Experts..................................................................  31

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                               Weeks Corporation

                       2,359,882 Shares of Common Stock

                       1,400,000 Shares of 8.0% Series A
                     Cumulative Redeemable Preferred Stock

                      2,600,000 Shares of 8.625% Series D
                     Cumulative Redeemable Preferred Stock


                                ---------------

                                  PROSPECTUS

                                ---------------


                                 May 18, 1999

-------------------------------------------------------------------------------
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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

  The following table itemizes the expenses incurred by the Company in connection with the offering of the shares of Common Stock and Preferred Stock being registered hereby. All amounts, other than the SEC Registration Fee, are estimates.

     SEC Registration Fee............................................. $ 48,629
     Legal Fees and Expense...........................................   50,000
     Blue Sky Fees and Expenses (including fees of counsel)...........    5,000
     NYSE Listing Fees................................................    5,000
     Miscellaneous....................................................    5,000
                                                                       --------
       Total.......................................................... $113,629
                                                                       ========

Item 15. Indemnification of Directors and Officers.

  As permitted by the GBCC, the Articles provide that a director shall not be personally liable to the Company or its shareholders for monetary damages for breach of duty of care or any other duty owned to the Company as a director, except that such provision shall not eliminate or limit the liability of a director (a) for any appropriation, in violation of his duties, of any business opportunity of the Company, (b) for acts or omissions that involve international misconduct or a knowing violation of law, (c) for unlawful corporate distributions or (d) for any transaction from which the director received an improper personal benefit. The Articles further provide that if the GBCC is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the GBCC, as amended. The full text of the applicable provisions of the GBCC is provided below.

  Under Article VI of the Bylaws, the Company is required to indemnify to the fullest extent permitted by the GBCC, any individual made a party to a proceeding (as defined in the GBCC) because he is or was a director or officer against liability (as defined in the GBCC), incurred in the proceeding, if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The Company is required to pay for or reimburse the reasonable expense incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if:

    (a) Such person furnishes the Company a written affirmation of his good faith belief that he has met the standard of conduct set forth above; and

    (b) Such person furnishes the Company a written undertaking, executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification.

  The written undertaking required by paragraph (b) above must be an unlimited general obligation of such person but need not be secured and may be accepted without reference to financial ability to make repayment.

  The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in Article VI of the Bylaws are not exclusive of any other right which any person may have under any statute, provision of the Articles, provision of the Bylaws, agreement, vote of shareholders or disinterested directors or otherwise. The Partnership Agreement also provides for indemnification of the Company and its officers and directors so long as they acted in good faith, except that the Operating Partnership shall not indemnify any such person for any intentional misconduct or knowing violation of law or for any transaction for which such person received a personal benefit in violation or breach of any provision of the Partnership Agreement, and limits the liability of the Company and its officers and directors to the Operating Partnership and its partners except for matter for which they are not indemnified.

  The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations. The Company's directors and officers are insured against damages from actions and claims incurred in the course of their duties, and the Company is insured against expenses incurred in defending lawsuits arising from certain alleged acts of its directors and officers.

  The Company has entered into indemnification agreements with each of the Company's directors. The indemnification agreements require, among other things, that the Company indemnify its director to the fullest extent permitted by applicable law as enacted or amended, and advance to directors all reasonable expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also must indemnify and advance all reasonable expenses incurred by directors seeking to enforce their rights under the indemnification agreements, and cover directors under the Company's directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in the Company's By laws, they provide greater assurance to directors that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or by the Shareholders to eliminate the rights provided thereunder.

  Part 5 of Article 8 of the Georgia Business Corporation Code states:

14-2-850. Part definitions.

As used in this part, the term:

  (1) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

  (2) "Director" or "officer" means an individual who is or was a director or officer, respectively, of a corporation or who, while a director or officer of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity. A director or officer is considered to be serving an employee benefit plan at the corporation's request if his or her duties to the corporation also impose duties on, or otherwise involve services by, the director or officer to the plan or to participants in or beneficiaries of the plan. Director or officer includes, unless the context otherwise requires, the estate or personal representative of a director or officer.

  (3) "Disinterested director" means a director who at the time of a vote referred to in subsection (c) of Code Section 14-2-853 or a vote or selection referred to in subsection (b) or (c) of Code Section 14-2-855 or subsection (a) of Code Section 14-2-856 is not:

    (A) A party to the proceeding; or

    (B) An individual who is a party to a proceeding having a familial, financial, professional, or employment relationship with the director whose indemnification or advance for expenses is the subject of the decision being made with respect to the proceeding, which relationship would, in the circumstances, reasonably be expected to exert an influence on the director's judgment when voting on the decision being made.

  (4) "Expenses" includes counsel fees.

  (5) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

  (6) "Official capacity" means:

    (A) When used with respect to a director, the office of director in a corporation; and

    (B) When used with respect to an officer, as contemplated in Code Section 14-2-857, the office in a corporation held by the officer.

  Official capacity does not include service for any other domestic or foreign corporation or any partnership, joint venture, trust, employee benefit plan, or other entity.

  (7) "Party" means an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

  (8) "Proceeding" means any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative and whether formal or informal.

14-2-851. Authority to indemnify.

  (a) Except as otherwise provided in this Code section, a corporation may indemnify an individual who is a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if:

    (1) Such individual conducted himself or herself in good faith; and

    (2) Such individual reasonably believed:

      (A) In the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation;

      (B) In all other cases, that such conduct was at least not opposed to the best interests of the corporation; and

      (C) In the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful.

  (b) A director's conduct with respect to an employee benefit plan for a purpose he or she believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subparagraph (a) (2) (B) of this Code section.

  (c) The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this Code section.

  (d) A corporation may not indemnify a director under this Code section:

    (1) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under this Code section; or

    (2) In connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity.

14-2-852. Mandatory indemnification.

  A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

14-2-853. Advance for expenses.

  (a) A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he or she is a director if he or she delivers to the corporation:

    (1) A written affirmation of his or her good faith belief that he or she has met the relevant standard of conduct described in Code Section 14-2-851 or that the proceeding involves conduct for which liability has been eliminated under a provision of the articles of incorporation as authorized by paragraph (4) of subsection (b) of Code Section 14-2-202; and

    (2) His or her written undertaking to repay any funds advanced if it is ultimately determined that the director is not entitled to indemnification under this part.

  (b) The undertaking required by paragraph (2) of subsection (a) of this Code section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to the financial ability of the director to make repayment.

  (c) Authorizations under this Code section shall be made:

    (1) By the board of directors:

      (A) When there are two or more disinterested directors, by a majority vote of all the disinterested directors (a majority of whom shall for such purpose constitute a quorum) or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote; or

      (B) When there are fewer than two disinterested directors, by the vote necessary for action by the board in accordance with subsection
    (c) of Code Section 14-2-824, in which authorization directors who do not qualify as disinterested directors may participate; or

    (2) By the shareholders, but shares owned or voted under the control of a director who at the time does not qualify as a disinterested director with respect to the proceeding may not be voted on the authorization.

14-2-854. Court-ordered indemnification and advances for expenses.

  (a) A director who is a party to a proceeding because he or she is a director may apply for indemnification or advance for expenses to the court conducting the proceeding or to another court of competent jurisdiction. After receipt of an application and after giving any notice it considers necessary, the court shall:

    (1) Order indemnification or advance for expenses if it determines that the director is entitled to indemnification under this part; or

    (2) Order indemnification or advance for expenses if it determines, in view of all the relevant circumstances, that it is fair and reasonable to indemnify the director or to advance expenses to the director, even if the director has not met the relevant standard of conduct set forth in subsections (a) and (b) of Code Section 14-2-851, failed to comply with Code Section 14-2-853, or was adjudged liable in a proceeding referred to in paragraph (1) or (2) of subsection (d) of Code Section 14-2-851, but if the director was adjudged so liable, the indemnification shall be limited to reasonable expenses incurred in connection with the proceeding.

  (b) If the court determines that the director is entitled to indemnification or advance for expenses under this part, it may also order the corporation to pay the director's reasonable expenses to obtain court--ordered indemnification or advance for expenses.

14-2-855. Determination and authorization of indemnification.

  (a) A corporation may not indemnify a director under Code Section 14-2-851 unless authorized thereunder and a determination has been made for a specific proceeding that indemnification of the director is permissible in the circumstances because he or she has met the relevant standard of conduct set forth in Code Section 14-2-851.

  (b) The determination shall be made:

    (1) If there are two or more disinterested directors, by the board of directors by a majority vote of all the disinterested directors (a majority of whom shall for such purpose constitute a quorum) or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote;

    (2) By special legal counsel:

      (A) Selected in the manner prescribed in paragraph (1) of this subsection; or

      (B) If there are fewer than two disinterested directors, selected by the board of directors (in which selection directors who wish do not qualify as disinterested directors may participate); or

    (3) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination.

  (c) Authorization of indemnification or an obligation to indemnify and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if there are fewer than two disinterested directors or if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subparagraph
(b)(2)(B) of this Code section to select special legal counsel.

14-2-856. Shareholder approved indemnification.

  (a) If authorized by the articles of incorporation or a bylaw, contract, or resolution approved or ratified by the shareholders by a majority of the votes entitled to be cast, a corporation may indemnify or obligate itself to indemnify a director made a party to a proceeding including a proceeding brought by or in the right of the corporation, without regard to the limitations in other Code sections of this part, but shares owned or voted under the control of a director who at the time does not qualify as a disinterested director with respect to any existing or threatened proceeding that would be covered by the authorization may not be voted on the authorization.

  (b) The corporation shall not indemnify a director under this Code section for any liability incurred in a proceeding in which the director is adjudged liable to the corporation or is subjected to injunctive relief in favor of the corporation:

    (1) For any appropriation, in violation of the director's duties, of any business opportunity of the corporation;

    (2) For acts or omissions which involve intentional misconduct or a knowing violation of law;

    (3) For the types of liability set forth in Code Section 14-2-832; or

    (4) For any transaction from which he or she received an improper personal benefit.

  (c) Where approved or authorized in the manner described in subsection (a) of this Code section, a corporation may advance or reimburse expenses incurred in advance of final disposition of the proceeding only if:

    (1) The director furnishes the corporation a written affirmation of his or her good faith belief that his or her conduct does not constitute behavior of the kind described in subsection (b) of this Code section; and

    (2) The director furnishes the corporation a written undertaking, executed personally or on his or her behalf, to repay any advances if it is ultimately determined that the director is not entitled to indemnification under this Code section.

14-2-857. Indemnification of officers, employees, and agents.

  (a) A corporation may indemnify and advance expenses under this part to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation:

    (1) To the same extent as a director; and

    (2) If he or she is not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract except for liability arising out of conduct that constitutes:

      (A) Appropriation, in violation of his or her duties, of any business opportunity of the corporation;

      (B) Acts or omissions which involve intentional misconduct or a knowing violation of law;

      (C) The types of liability set forth in Code Section 14-2-832; or

      (D) Receipt of an improper personal benefit.

  (b) The provisions of paragraph (2) of subsection (a) of this Code section shall apply to an officer who is also a director if the sole basis on which he or she is made a party to the proceeding is an act or omission solely as an officer.

  (c) An officer of a corporation who is not a director is entitled to mandatory indemnification under Code Section 14-2-852, and may apply to a court under Code Section 14-2-854 for indemnification or advances for expenses, in each case to the same extent to which a director may be entitled to indemnification or advances for expenses under those provisions.

  (d) A corporation may also indemnify and advance expenses to an employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

14-2-858. Insurance.

  A corporation may purchase and maintain insurance on behalf of an individual who is a director, officer, employee, or agent of the corporation or who, while a director, officer, employee, or agent of the corporation, serves at the corporation's request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity against liability asserted against or incurred by him or her in that capacity or arising from his or her status as director, officer, employee, or agent, whether or not the corporation would have power to indemnify or advance expenses to him or her against the same liability under this part.

14-2-859. Application of part.

  (a) A corporation may, by a provision in its articles of incorporation or bylaws or in a resolution adopted or a contract approved by its board of directors or shareholders, obligate itself in advance of the act or omission giving rise to a proceeding to provide indemnification or advance funds to pay for or reimburse expenses consistent with this part. Any such obligatory provision shall be deemed to satisfy the requirements for authorization referred to in subsection (c) of Code Section 14-2-853 or subsection (c) of Code Section 14-2-855. Any such provision that obligates the corporation to provide indemnification to the fullest extent permitted by law shall be deemed to obligate the corporation to advance funds to pay for or reimburse expenses in accordance with Code Section 14-2-853 to the fullest extent permitted by law, unless the provision specifically provides otherwise.

  (b) Any provision pursuant to subsection (a) of this Code section shall not obligate the corporation to indemnify or advance expenses to a director of a predecessor of the corporation, pertaining to conduct with respect to the predecessor, unless otherwise specifically provided. Any provision for indemnification or advance for expenses in the articles of incorporation, bylaws, or a resolution of the board of directors or shareholders, partners, or, in the case of limited liability companies, members or managers of a predecessor of the corporation or other entity in a merger or in a contract to which the predecessor is a party, existing at the time the merger takes effect, shall be governed by paragraph (3) of subsection (a) of Code Section 14-2-1106.

  (c) A corporation may, by a provision in its articles of incorporation, limit any of the rights to indemnification or advance for expenses created by or pursuant to this part.

  (d) This part does not limit a corporation's power to pay or reimburse expenses incurred by a director or an officer in connection with his or her appearance as a witness in a proceeding at a time when he or she is not a party.

  (e) Except as expressly provided in Code Section 14-2-857, this part does not limit a corporation's power to indemnify, advance expenses to, or provide or maintain insurance on behalf of an employee or agent.

Item 16. Exhibits

 Exhibit
   No.   Description
 ------- -----------
 3.1     Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-
         K/A for the year ended December 31, 1994).
 3.2     Articles of Amendment of the Registrant's Restated Articles of
         Incorporation (incorporated by reference to Exhibit 3.2 to the
         Registrant's Registration Statement on Form S-3 (File No. 333-42821)).
 3.3     Articles of Amendment of the Registrant's Restated Articles of
         Incorporation (incorporated by reference to Exhibit 3.3 to the
         Registrant's Registration Statement on Form S-3 (File No. 333-42821)).
 3.4     Articles of Amendment of the Registrant's Restated Articles of
         Incorporation (incorporated by reference to Exhibit 3.7 to the
         Registrant's Annual Report on Form 10-K for the year ended December
         31, 1998).
 3.5     Articles of Amendment of the Registrant's Restated Articles of
         Incorporation (incorporated by reference to Exhibit 3.8 to the
         Registrant's Annual Report on Form 10-K for the year ended December
         31, 1998).
 3.6     Third Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-
         K dated December 31, 1996 filed with the Commission on January 15,
         1997).
 4.1     A specimen certificate of Series A Preferred Stock (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-
         K dated October 9, 1997 filed with the Commission on October 9, 1997).
 4.2     A specimen certificate of Series D Preferred Stock.
 4.3     A specimen certificate of Common Stock (incorporated by reference to
         Exhibit 4.1 to the Registrant's Registration Statement on Form S-11
         (File No. 33-80314)).

  4.4 Warrant Certificate dated November 6, 1998 (incorporated by reference to
      Exhibit 4.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998).
  5.1 Opinion of King & Spalding regarding the validity of the securities being registered.
  8.1 Opinion of King & Spalding regarding tax matters.
 12.1 Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock
      Dividends
 23.1 Consent of King & Spalding (included as part of Exhibits 5.1 and 8.1 hereto).
 23.2 Consent of Arthur Andersen LLP.
 24.1 Power of Attorney (included on page II-10).

Item 17. Undertakings.

  The undersigned Registrant hereby undertakes:

    (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any acts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration statement or any material change to such information in the Registration Statement; provided, however, that the undertakings set forth in paragraph (i) and
    (ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

    (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, offices and controlling person of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on this behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on the 18th day of May, 1999.

                                         Weeks Corporation

                                                   /s/ David P. Stockert
                                         By: __________________________________
                                                     David P. Stockert
                                              Senior Vice President and Chief
                                                     Financial Officer

  We, the undersigned directors and officers of Weeks Corporation, do hereby constitute and appoint A. Ray Weeks, Jr., Thomas D. Senkbeil, Forrest W. Robinson and David P. Stockert, and each and any of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

              Signature                                Title

        /s/ A. Ray Weeks, Jr.          Chairman of the Board and Chief
-------------------------------------   Executive Officer and a Director
          A. Ray Weeks, Jr.             (Principal Executive Officer)

       /s/ Thomas D. Senkbeil          Vice Chairman of the Board and Chief
-------------------------------------   Investment Officer and a Director
         Thomas D. Senkbeil

       /s/ Forrest W. Robinson         President and a Director
-------------------------------------
         Forrest W. Robinson

       /s/ John W. Nelley, Jr.         Managing Director and a Director
-------------------------------------
         John W. Nelley, Jr.

        /s/ David P. Stockert          Senior Vice President and Chief
-------------------------------------   Financial Officer (Principal Financial
          David P. Stockert             Officer)

         /s/ Arthur J. Quirk           Vice President and Controller
-------------------------------------   (Principal Accounting Officer)
           Arthur J. Quirk

      /s/ Barrington H. Branch         Director
-------------------------------------
        Barrington H. Branch

        /s/ George D. Busbee            Director
-------------------------------------
          George D. Busbee

        /s/ Charles R. Eitel            Director
-------------------------------------
          Charles R. Eitel

        /s/ Harold S. Lichtin           Director
-------------------------------------
          Harold S. Lichtin

        /s/ William O. McCoy            Director
-------------------------------------
          William O. McCoy

      /s/ William Cavanaugh III         Director
-------------------------------------
        William Cavanaugh III

          /s/ Armand Codina             Director
-------------------------------------
            Armand Codina

                               INDEX OF EXHIBITS

 Exhibit
   No.                             Description                             Page
 -------                           -----------                             ----
  3.1    Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 1994)...........
  3.2    Articles of Amendment of the Registrant's Restated Articles of
         Incorporation (incorporated by reference to Exhibit 3.2 to the
         Registrant's Registration Statement on Form S-3 (File No. 333-
         42821))........................................................
  3.3    Articles of Amendment of the Registrant's Restated Articles of
         Incorporation (incorporated by reference to Exhibit 3.3 to the
         Registrant's Registration Statement on Form S-3 (File No. 333-
         42821))........................................................
  3.4    Articles of Amendment of the Registrant's Restated Articles of
         Incorporation (incorporated by reference to Exhibit 3.7 to the
         Registrant's Annual Report on Form 10-K for the year ended
         December 31, 1998).............................................
  3.5    Articles of Amendment of the Registrant's Restated Articles of
         Incorporation (incorporated by reference to Exhibit 3.8 to the
         Registrant's Annual Report on Form 10-K for the year ended
         December 31, 1998).............................................
  3.6    Third Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated December 31, 1996 filed with the Commission on January 15, 1997)...........................................
  4.1    A specimen certificate of Series A Preferred Stock
         (incorporated by reference to Exhibit 4.1 to the Registrant's
         Current Report on Form 8-K dated October 9, 1997 filed with the
         Commission on October 9, 1997).................................
  4.2    A specimen certificate of Series D Preferred Stock.............
  4.3    A specimen certificate of Common Stock (incorporated by
         reference to Exhibit 4.1 to the Registrant's Registration
         Statement on Form S-11 (File No. 33-80314))....................
  4.4    Warrant Certificate dated November 6, 1998 (incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on
         Form 10-K for the year ended December 31, 1998)................
  5.1    Opinion of King & Spalding regarding the validity of the
         securities being registered....................................
  8.1    Opinion of King & Spalding regarding tax matters...............
 12.1    Consolidated Ratio of Earnings to Fixed Charges and Preferred
         Stock Dividends................................................
 23.1    Consent of King & Spalding (included as part of Exhibits 5.1 and 8.1 hereto)................................................
 23.2    Consent of Arthur Andersen LLP.................................
 24.1    Power of Attorney (included on page II-10). ...................